EXHIBIT 11.	STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
(Unaudited)
Eli Lilly and Company and Subsidiaries

	Three Months Ended
	March 31,
	2009	2008

BASIC
Net income	$1,313.1	$1,064.3

Average number of common shares outstanding	1,094.2	1,091.5
Contingently issuable shares	3.0	2.4

Adjusted average shares	1,097.2	1,093.9

Basic earnings per share	$1.20	$.97

DILUTED
Net income	$1,313.1	$1,064.3

Average number of common shares outstanding	1,094.2	1,091.5
Incremental shares — stock options and contingently issuable shares	3.1	2.6

Adjusted average shares	1,097.3	1,094.1

Diluted earnings per share	$1.20	$.97

Dollars and shares in millions except per-share data.